Consent of Independent Auditors

We consent to the reference to our firm under the caption "Independent Auditors" and to the use of our report dated February 3, 2000 in the Post-Effective Amendment Number 26 to Registration Statement Number 33-22503 on Form S-1 and related prospectuses of IDS Certificate Company for the registration of its American Express Stock Market Certificate.

Our audits also included the financial statements schedules of IDS Certificate Company listed in Item 16(b) of this Registration Statement. These schedules are the responsibility of the management of the IDS Certificate Company. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/ Ernst & Young LLP
Ernst & Young LLP
Minneapolis, Minnesota
April 18, 2000